SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT No. 2)

NCI, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

62886K104

(CUSIP Number)

February 16, 2012

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62886K104

1	NAMES OF REPORTING PERSONS: Narang Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 8,870,395 shares of Class A Common Stock outstanding as of February 16, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 12, 2012.

CUSIP No. 62886K104

1	NAMES OF REPORTING PERSONS: Narang Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 8,870,395 shares of Class A Common Stock outstanding as of February 16, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 12, 2012.

CUSIP No. 62886K104

1	NAMES OF REPORTING PERSONS: Narang Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 8,870,395 shares of Class A Common Stock outstanding as of February 16, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 12, 2012.

CUSIP No. 62886K104

1	NAMES OF REPORTING PERSONS: Dinesh Bhugra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 8,870,395 shares of Class A Common Stock outstanding as of February 16, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 12, 2012.

CUSIP No. 62886K104

1	NAMES OF REPORTING PERSONS: Thomas C. Gaspard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 8,870,395 shares of Class A Common Stock outstanding as of February 16, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 12, 2012.

CUSIP No. 62886K104

1	NAMES OF REPORTING PERSONS: Narang Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 8,870,395 shares of Class A Common Stock outstanding as of February 16, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 12, 2012.

Item 1(a)	Name of Issuer:

NCI, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11730 Plaza America Drive

Reston, Virginia 20190-4764

Item 2(a)	Name of Person Filing:

This statement is filed by Narang Family Trust (“NFT”), Narang Holdings, LLC (“NH”), Narang Family Limited Partnership (“NFLP”), Dinesh Bhugra (“Bhugra”), Thomas C. Gaspard (“Gaspard”) and Narang Holdings II, LLC (“NHII”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

For each of NFT, NH, NFLP and NHII:

c/o Wells Fargo Family Wealth

1753 Pinnacle Drive, 4th Floor

McLean, Virginia 22102

For Bhugra:

37 Baytree Road

London SW25RR, United Kingdom

For Gaspard:

10305 Cutters Lane

Potomac, Maryland 20854

Item 2(c)	Citizenship:

Each of NFT, NH, NFLP and NHII is a citizen of Virginia.

Bhugra is a citizen of the United Kingdom.

Gaspard is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Common Stock (“Class A Stock”).

Item 2(e)	CUSIP Number:

62886K104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a) NFLP is the record holder of 1,000,000 shares of Class A Stock. NH is the general partner of NFLP and, as such, NH and its manager, Bhugra, have the power to direct the vote and to direct the disposition of investments owned by NFLP, including the shares of Class A Stock, and thus may also be deemed to beneficially own the 1,000,000 shares of Class A Stock owned by NFLP. NFT is the sole owner of NH and, as such, NFT and its Business Trustee, Gaspard, have the power to remove the manager and appoint any new manager of NH, and thus may also be deemed to beneficially own the 1,000,000 shares of Class A Stock owned by NFLP.

NHII is the record holder of 500,000 shares of Class A Stock. NHII is managed by Bhugra, who has the power to direct the vote and to direct the disposition of investments owned by NHII, including the shares of Class A Stock, and thus may also be deemed to beneficially own the 500,000 shares of Class A Stock owned by NHII. On February 16, 2012, 49.5% of the membership interests in NHII were transferred to each of the Rajiv Narang 2007 Irrevocable Trust u/t/a dated November 9, 2007 and the Sanjiv Narang 2007 Irrevocable Trust u/t/a dated November 9, 2007 (each a “Trust” and collectively, the “Trusts”). Individually, the Trusts do not hold the requisite percentage of the membership interests in NHII necessary to remove the manager or appoint any new manager of NHII, and thus neither Trust is deemed to be the beneficial owner of the shares of Class A Stock owned by NHII. However, Gaspard, as the Business Advisor of each Trust, controls the 99.5% of the membership interest in NHII held by the Trusts and has the power to remove the manager and appoint any new manager of NHII, and thus may be deemed to beneficially own the 500,000 shares of Class A Stock owned by NHII.

(b) NFLP is the beneficial owner of 11.3% of the issued and outstanding shares of Class A Stock based on 8,870,395 shares of Class A Stock issued and outstanding as of February 16, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2012. Each of NH and NFT may be deemed to own the same 11.3% of the outstanding shares of Class A Stock as a result of the relationships described in Item 4(a).

NHII is the beneficial owner of 5.6% of the issued and outstanding shares of Class A Stock based on 8,870,395 shares of Class A Stock issued and outstanding as of February 16, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 12, 2012.

As a result of the relationships described in Item 4(a), each of Bhugra and Gaspard may be deemed to own 16.9% of the issued and outstanding shares of Class A Stock based on 8,870,395 shares of Class A Stock issued and outstanding as of February 16, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 12, 2012.

(c) As a result of the relationships described in Item 4(a), each of NFLP, NH, Bhugra, NFT and Gaspard may be deemed to share the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, each share of Class A Stock held by NFLP.

As a result of the relationships described in Item 4(a), each of NHII, Bhugra and Gaspard may be deemed to share the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, each share of Class A Stock held by NHII.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2012	NARANG FAMILY TRUST

	By:	/s/ Thomas C. Gaspard
Thomas C. Gaspard
Business Trustee

NARANG FAMILY LIMITED PARTNERSHIP

	By:	/s/ Thomas C. Gaspard
Thomas C. Gaspard
Attorney-in-Fact

NARANG HOLDINGS, LLC

	By:	/s/ Thomas C. Gaspard
Thomas C. Gaspard
Attorney-in-Fact

NARANG HOLDINGS II, LLC

	By:	/s/ Justin J. Bintrim
Justin J. Bintrim
Attorney-in-Fact

THOMAS C. GASPARD

	By:	/s/ Thomas C. Gaspard
Thomas C. Gaspard

DINESH BHUGRA

	By:	/s/ Jeffrey B. Grill
Jeffrey B. Grill
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Exhibit

24.1	Power of Attorney of Narang Family Trust, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

24.2	Power of Attorney of Narang Holdings LLC, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

24.3	Power of Attorney of Narang Family Limited Partnership, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

24.4	Power of Attorney of Thomas C. Gaspard, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

24.5	Power of Attorney of Dinesh Bhugra, dated February 8, 2012 (incorporated by reference to the Reporting Persons’ Form 4 filed with the Securities and Exchange Commission on February 8, 2012).

24.6*	Power of Attorney of Narang Holdings II LLC, dated November 25, 2011.

99.1*	Joint Filing Agreement among the Reporting Persons, dated March 29, 2012.

*	Included with this filing.